One Church Street
Suite 201
Rockville, MD 20850
301-315-0027
301-315-0064 (fax)
www.arganinc.com

January 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Re:                             Argan, Inc. (the “Company”), File No. 001-31756

Form 10-K for the Fiscal Year Ended January 31, 2016, filed April 15, 2016

Definitive Proxy Statement on Schedule 14A, filed May 11, 2016

Dear Mr. Cash:

Set forth below are responses to your letter dated January 13, 2017 (the “Comment Letter”) regarding our Form 10-K for the fiscal year ended January 31, 2016 and our Definitive Proxy Statement on Schedule 14A filed by the Company on May 11, 2016. All responses correspond to the sequential numbering of the comments and headings used in the Comment Letter issued by the staff (the “Staff”) of the Securities and Exchange Commission. The Company affirms that it is responsible for the accuracy and adequacy of the disclosures that have been made in its filings, notwithstanding any review, comments, action or absence of action by the Staff. The Company’s responses to the Comment Letter are as follows:

Form 10-K for the Fiscal Year Ended January 31, 2016

Financial Statements

Note 5 — Special Purpose Entities, page 59; Construction Joint Ventures, page 59

1.        We note your disclosure which states that despite lacking an equity interest in the Moxie Project Entities, you believed GPI was the primary beneficiary of these VIEs. Please provide us with your analysis supporting your conclusion that you were the primary beneficiary of Moxie Project Entities during the periods you consolidated the entities. Include in your analysis: a description of the purpose and design of the Moxie Project Entities, the significant activities of the Moxie Project Entities, the parties that made the decisions about the significant activities, any related party or de facto agent/principal relationships, and how the equity interest holders of the Moxie Project Entities did not have standalone power and economics in the entity. Refer to ASC 810-10 for guidance.

Response

The analysis provided below was prepared by reference to the detailed memorandum prepared by the Company at the time that the Moxie Project Entities were first consolidated (January 31, 2012).

Background

Moxie Energy, LLC (“Moxie”) was formed by its principals for the purpose of developing, owning and/or operating energy projects. The principals owned 100% of Moxie. The Company was not involved with either the formation of Moxie or the special purpose entities, Moxie Liberty LLC (“Moxie Liberty”) and Moxie Patriot LLC (“Moxie Patriot”). Both Moxie Liberty and Moxie Patriot (the “Moxie Project Entities”), each wholly owned by Moxie, were formed by Moxie in order to perform the development activities for the construction and operation of two natural gas-fired power plants in the Marcellus Shale gas region of Pennsylvania. The total amount of the project development costs was estimated by Moxie to be approximately $10 million. The investment in the Moxie Project Entities by Moxie was $225,000, including loans for $224,000 and equity contributions of $1,000.

Moxie approached the management of the Company’s wholly-owned subsidiary, Gemma Power Systems (“Gemma”), with a discussion of its business and a description of the early development efforts performed by the Moxie Project Entities by that time. The negotiations that followed resulted in the execution in May 2011 of a development agreement between Gemma and Moxie related to the two projects (the “DA”). The involvement of Gemma with Moxie and the Moxie Project Entities was focused on Gemma obtaining the contracts for the engineering, procurement and construction of the two natural gas-fired power plants (the “EPC Contracts”); the combined value of the EPC Contracts was estimated by Moxie to be $786 million.

The DA provided Gemma with the opportunity to support the development of these projects with loans that would bear interest at an annual rate of 20%. Moxie supported the arrangement by providing Gemma with a first priority lien and security interest in the assets of the Moxie Project Entities, limited recourse guarantees of all of their obligations to Gemma and first priority liens on Moxie’s membership interests in the two projects. The DA provided Gemma with subscription rights relating to equity ownership (up to 40%) including the right to convert all or a portion of its development loans to equity. Further, the DA provided that at the time that either one of the Moxie Project Entities secured financing, Gemma would be paid a preferred development fee equal to 1.5x the total amount of the outstanding development loans related to the applicable project. In November 2011, an amendment to the DA provided that the admission of any additional investor that would change the control of Moxie or either one of the Moxie Project Entities would be subject to the prior approval of Gemma and added that Gemma would be entitled to an additional $2 million preferred distribution payment at the time of financing or change in ownership control of the Moxie Project Entities. As of October 31, 2011, Gemma had made loans to the Moxie Project Entities in the aggregate amount of $682,000. Gemma had no equity interest in either entity.

Consolidation

During the fourth quarter of the fiscal year ended January 31, 2012, the Company evaluated the Moxie Project Entities and concluded that they represented variable interest entities due to their thin capitalization and their lack of sufficient capital to complete the planned project development activities without obtaining additional subordinated financial support. As a result, the Company believed that it held variable interests in the Moxie Project Entities through its development loans, the sole source of additional financing for the projects which had generated no revenues. Therefore, it was appropriate to consider whether Gemma had controlling financial interests in the Moxie Project Entities (despite the lack of majority voting rights) and should be deemed to be their primary beneficiary.

As provided by professional accounting guidance at the time, the reporting entity with a controlling financial interest in a variable interest entity (“VIE”), the primary beneficiary, will have both of these characteristics: 1) the power to direct the activities of the VIE that most significantly affect its economic performance, and 2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Gemma was the sole current source of financing for the Moxie Project Entities, it had the right to convert its loans (which were secured by the assets of the entities and the ownership interests of Moxie) to equity, the admission of any additional investor that would change the control of Moxie or the Moxie Project Entities would be subject to the prior approval of Gemma, and the Moxie Project Entities were committed to award the EPC Contracts to Gemma. As a result, the Company believed that Gemma held the power to direct the activities of the Moxie Project Entities that were most significant to their current financial performance, which were primarily the search for an investor and permanent financing for the projects. With Gemma’s reputation and proven ability to manage the construction of large natural gas-fired power plants, Gemma’s involvement also provided a healthy measure of credibility to the projects and confidence to third parties that the power plants would be built successfully. Other activities of the Moxie Project Entities included securing the necessary permits to build and operate the power plants and to transmit the electricity produced there to users, and completing electricity supply arrangements.

It is important to note that it was not a foregone conclusion that either project would obtain the financial support necessary for the construction of the corresponding power plant. It was not intended that it would be provided by the Company, Moxie or any of its affiliates. The periods of time between the initial DA and the negotiations of the conditional agreements to purchase Moxie Liberty and Moxie Patriot by Panda were twenty-two (22) months and twenty-four (24) months, respectively. Panda needed an additional five (5) and seven (7) months, respectively, to arrange permanent financing and to achieve financial close for the projects.

Even though Gemma’s obligation to absorb losses of the Moxie Project Entities extended only to the outstanding balance of the loans if collection did not occur, this loss amount could have been significant (up to $10,000,000). The arrangements also provided Gemma with the right to receive certain benefits that could be significant to the Moxie Project Entities, including 20% annual interest on its loans (which amounted to approximately $1.9 million), the right to provide (and be reimbursed for) certain development services performed for the benefit of the projects, the right to convert loans to equity in the Moxie Project Entities, the right to receive substantial development success fees (which amounted to approximately $27.1 million) and the right to be awarded the EPC Contracts (which did occur).

Based on the foregoing, the Company concluded that it was the primary beneficiary of the Moxie Project Entities which were both variable interest entities.

Definitive Proxy Statement filed May 11, 2016

Executive Compensation, page 17

Compensation Discussion and Analysis, page 17

Annual cash incentive compensation, page 20

2.        We note your disclosure that you provide annual cash incentive awards for the achievement of short-term financial performance goals. In future filings, please disclose and quantify the short-term financial performance goals and indicate the percentage of each of the named executive officer’s base salary used to determine the size of the cash incentive payable under the Annual Cash Incentive

Compensation. It appears that the amounts which you have disclosed in the “Bonus” column of your Summary Compensation Table should have been disclosed under the “Non-Equity Incentive Compensation Plan” column because the amounts reflect the performance of your executives under your non-equity incentive plan, as defined in Item 402(a)(6)(iii) of Regulation S-K. For guidance refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations. Please ensure that in future filings you disclose payments under your Annual Cash Incentive Compensation as earned under a non-equity incentive plan and provide appropriate disclosure in your Grant of Plan-Based Awards Table.

Response

In our upcoming 2017 Proxy Statement and future proxy filings, we intend to clarify the difference between “Annual Cash Incentive Award” and “Annual Bonus Award”.  Only one of our four named executives, William F. Griffin, Jr., has an executive performance plan (approved by our stockholders at the 2016 Annual Meeting of Stockholders and effective for our fiscal year ending January 31, 2017) with specifically stated performance metrics and is intended to be “qualified performance-based compensation”.  Beginning with the 2017 Proxy Statement, his performance against his plan metrics will be disclosed and quantified. The resulting calculated annual cash incentive award will be reflected in the Summary Compensation Table under “Non-Equity Incentive Compensation”.  The other three named executives typically receive subjectively determined discretionary annual cash bonus and stock option awards, approved by our Compensation Committee with consideration of the Company’s performance for the current fiscal year, past awards and salaries, peer group benchmarking, among other factors determined in the context of an overall compensation strategy and package.  These three named executives do not have an executive performance plan in place.  As presented in the 2016 Proxy Statement, we believe that it is proper to continue to reflect such awards in the “Bonus Earned” column on the Summary Compensation Table in future proxy statement filings.

If you have any further comments or questions regarding our response, please do not hesitate to contact me by phone at (301) 315-0027, by fax at (301) 315-0064, or at dwatson@arganinc.com.

Sincerely,

David H. Watson
Senior Vice President, Chief Financial Officer